

OFFERING MEMORANDUM

facilitated by



Brueprint Tap Rooms

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Brueprint Tap Rooms
State of Organization	NC
Date of Formation	04/27/2020
Entity Type	Limited Liability Company
Street Address	711 Unison Ct, Cary NC, 27519
Website Address	www.brueprint.com

(B) Directors and Officers of the Company

Key Person	Eric Wagner
Position with the Company Title First Year	 Managing Member 2020
Other business experience (last three years)	• **Founder and Managing Member** (*Brueprint Brewing Company, LLC, 2013 - present*) — Founding member, owner and CEO of Apex, NC's first brewery. Grew business to 8th largest brewery in the Triangle area, created Brueprint Tap Rooms LLC and strategically partnered with Lonerider Brewing to grow to regional distribution with 2 more Tap Rooms.

Key Person	Arthur Wagner
Position with the Company	
Title	Member
First Year	2020
Other business experience (last three years)	• **Original Member** (*Brueprint Brewing Company LLC, 2013 - present*) — Business and financial consultant as member of Apex, NC's first brewery since its inception.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Eric Wagner	60%
Arthur Wagner	20%

(D) The Company's Business and Business Plan

"Working with Eric and his Brueprint staff has truly been a pleasure. Brueprint's branding and high quality products fit perfectly alongside Lonerider, complimenting our portfolio to our wholesalers - a true win - win - win relationship."

- Sumit Vohar - Strategic Partner & Owner Lonerider Brewing Co.

Our Story

Since April of 2014, Brüeprint's mission has been for people to enjoy a fresh, delicious beer together, and encourage family and friends to spend quality time face to face. Beer has always been at the center of civilization and social connectivity, and Brüeprint endeavors to take an active role in the local community and focuses on promoting traditional socialization.

What makes us unique lies within the craft beer industry itself, where each brewery in our vibrant area puts its own personality into its brews. There's never been a better time to work together and share our craft. At Brüeprint, we strive for balanced, clean and refreshing brües, each carefully designed to fit your favorite gathering. We hope you'll invite us to be a part of your social circle!

Our family at Brüeprint started from the world of engineering, and we put our skills and precision into bringing you some of the finest-tuned brües in the region. Our Brewmasters deliver consistently excellent brües that span from our traditional styles to the newest inventive creations in keeping with our scientifically exact process. Our sales and delivery teams have the technical background and service expertise to keep the brües flowing at local establishments in central and eastern North Carolina, and now throughout the region! Additonally, our tap room staff will help guide your palate to happiness!

Business Model

At Brueprint Brewing Company, we brew eight year-round brues, ten seasonal brues, and the occasional special release through our 20 barrel brewhouse. All of our Brues have received a regional gold medal!

- Our taprooms are built to be community gathering places, open 7 days a week.
- We've built a family and pet friendly environment across our taprooms, with constantly refreshing event programming and specials.
- We appreciate the opportunity to serve our Brües here in Cary and throughout North Carolina and the Southeast, and look forward to doing so for many, many years to come!

Target Market

Our sports themed BRÜES and branding relate to all communities in the region

- Branding relates to any part of the Country
- Zambrüeni Hockey Lager, Brüe Diamond Baseball IPA, Double Dribbrüe basketball DIPA, Brüe 42 Tailgate Session IPA and Brüe Mulligan Golf Classic Pilsner
- Brüe Diamond featured at Durham Bulls and Holly Springs Salamanders!
- Golfers (and Drinkers!) have told us that BRÜE MULLIGAN Classic Pilsner should be on every golf course in America

Forecasted Milestones

Projecting initially over $900k in annual revenue from just 3 taprooms

- Second location fronts a high volume road for greater visibility!
- Near Wake Competition Center Multi-Sports Complex, Airport and hotels!
- Part of 15 building Life Sciences Complex - Biotech loves Craft Beer!
- Third location projected to be overlooking new downtown Cary Park

Traction & Validation

1st taproom location on pace for $280k in 2022, 25%+ growth over 2021

- Year 1 Revenue at Cary's Mill Pond location was $224,000
- Year 2 headed for $280,000
- Additional marketing efforts and strategic staffing to yield higher growth of 35% for 2023

The Team

Eric Wagner, Founder & CEO

Before Brüeprint, I enjoyed a creative career serving communities as a process water treatment engineer. They say you can tell an engineer is an extrovert if they look at the other person's shoes! I like to say hello with a smile and a handshake, a greeting better suited to making beer than treating water. This is why I took the leap of faith and made the transition to a path of yeast, love and hoppiness! Seeing our first patrons playing games, laughing and connecting confirmed I'd made the right decision and left me with a sincere fulfillment that continues today.

Sumit Vohra, Strategic Partner & CEO of Lonerider Brewing Company

Brüeprint is adding tap rooms and growing distribution alongside a large East Coast microbrewer

Brueprint has been in business for 8+ years and now we're ready to scale. Our BRÜES are loved by a diversity of patrons. Due to our brand loyalty, we were able to strategically partner with Lonerider Brewing in 2022!

- Lonerider brews our BRÜES together with us
- We also share tap handles at each others taprooms
- Lonerider's helping us scale our distribution through their East Coast network, expecting to quadruple sales volume in 2023!

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$200,000
Offering Deadline	April 14, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$700,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Taproom Buildout	$120,000	$360,000
Distribution Costs	$66,500	$292,750
Mainvest Compensation	$13,500	$47,250
TOTAL	$200,000	$700,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.8 - 6.3%[2]
Payment Deadline	2029-12-31
Maximum Payment Multiple	1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.21%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.8% and a maximum rate of 6.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$200,000	1.8%
$325,000	2.9%
$450,000	4.0%
$575,000	5.2%
$700,000	6.3%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Eric Wagner	60%
Arthur Wagner	20%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Joan Lacomb	$50,000	8.5%	10/31/2025	5-year, Promissory note

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Brueprint Tap Rooms LLC forecasts the following milestones:

- Secure lease in Morrisville, NC by April of 2023.

- Hire for the following positions by February 2023: Tap Rooms General Manger and Social Media/Marketing Director

- Achieve $1,200,000 revenue per year by 2023.

- Achieve $310,000 profit per year by 2023.

Historical milestones

Brueprint Tap Rooms LLC has been operating since December of 2020 and has since achieved the following milestones:

- Opened location in Cary, NC

- Achieved revenue of $224,000 in 2021, which then grew to $275,000 in 2022.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,200,000	$1,775,000	$2,200,000	$2,525,000	$2,775,000
Cost of Goods Sold	$450,000	$665,625	$825,000	$946,875	$1,040,625
Gross Profit	$750,000	$1,109,375	$1,375,000	$1,578,125	$1,734,375
EXPENSES					
Rent	$81,000	$83,025	$85,100	$87,227	$89,407
TICAM	$14,400	$14,760	$15,129	$15,507	$15,894
Utlitiies	$6,000	$6,150	$6,303	$6,460	$6,621
TV, PHones, Internet	$12,000	$12,300	$12,607	$12,922	$13,245
Equipement & Supplies	$5,000	$7,395	$9,165	$10,518	$11,559
Insurance	$4,560	$4,674	$4,790	$4,909	$5,031
Entertainment [Taproom]	$18,000	$18,000	$18,000	$18,000	$18,000
Repairs & Maintenance	$10,000	$10,250	$10,506	$10,768	$11,037
Marketing & Advertising	$6,000	$6,000	$6,000	$6,000	$6,000
Taproom Manager	$27,000	$27,675	$28,366	$29,075	$29,801
Bar/Waitstaff	$15,000	$15,375	$15,759	$16,152	$16,555
Salaries & Commissions [Distribution]	$194,513	$287,717	$356,606	$409,286	$449,809
NC Excise Tax	$21,000	$31,062	$38,499	$44,186	$48,560
Vehicles/Insurance/Gas	$19,000	$19,475	$19,961	$20,460	$20,971
Software [Distribution]	$6,000	$6,000	$6,000	$6,000	$6,000
Operating Profit	$310,527	$559,517	$742,209	$880,655	$985,885

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$194,005.00	$322,589.00
Cash & Cash Equivalents	$4,257.00	$92,180.00
Accounts Receivable	$0	$0
Short-term Debt	$10,686.00	$830.00
Long-term Debt	$50,000.00	$50,000.00
Revenues/Sales	$224,076.00	$3,128.00
Cost of Goods Sold	$67,856.00	$19,474.00
Taxes Paid	$0	$0
Net Income	$-134,382.00	$-103,827.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,

MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V